QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.7

VOTING INSTRUCTION FORM
CELESTICA INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, APRIL 27, 2006 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 13, 2006
PROXY DEPOSIT DATE:	APRIL 26, 2006 15101Q108

2 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.
ITEM(S)		VOTING RECOMMENDATIONS
2*
APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR.
*NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.
	*NOTE* THE FORM 20-F ENCLOSED HEREIN IS BEING DISTRIBUTED TO ALL OF OUR SHAREHOLDERS IN LIEU OF A SEPARATE ANNUAL REPORT.	FOR 0070702

  TELEPHONE VOTE AT 1-800-454-8683
  INTERNET VOTE AT WWW.PROXYVOTE.COM

CELESTICA INC. ANNUAL MEETING TO BE HELD 04/27/06 AT 10:00 A.M. EDT FOR HOLDERS AS OF 03/13/06
1	ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD

01-ROBERT L. CRANDALL

02-WILLIAM ETHERINGTON

03-RICHARD S. LOVE

04-ANTHONY R. MELMAN

05-GERALD W. SCHWARTZ

06-CHARLES W. SZULUK

07-DON TAPSCOTT

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD	A/C *** ISSUER COPY ***

2

FILL IN THE BOX " " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING
ADP 51 MERCEDES WAY EDGEWOOD NY 11717
CELESTICA INC. 1150 EGLINTON AVE EAST TORONTO, ON M3C 1H7

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S)	DATE

QuickLinks

  EXHIBIT 99.7